Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On May 7, 2019, Arco Platform Ltd or “Arco” entered into a purchase agreement with the shareholders of Positivo Soluções Didáticas, or “Positivo” to acquire the entire share capital of Positivo, one of the largest K-12 content providers to private schools in Brazil, and other companies of the Positivo Group (as defined below). Positivo is part of a group founded in 1972 in Curitiba by a group of teachers as a preparatory course focused on preparing students for admission exams to universities in the state of Paraná, or the “Positivo Group.”

This carve-out acquisition encompassed only the private school learning systems and did not include the other assets of the Positivo Group, such as the public school learning system, the printing company, the Universidade Positivo post-secondary education business, and the Colégio Positivo proprietary schools.

The Positivo Acquisition was consummated on November 1, 2019. On this date, the Positivo Acquisition by Arco was accounted for as a business combination in accordance with IFRS 3 – Business Combinations, using the purchase method of accounting.

Set forth below are the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2019.

The unaudited pro forma condensed consolidated statement of operations for year ended December 31, 2019 is based on the historical unaudited interim condensed combined carve-out financial statements of Positivo for the ten-month period ended October 31, 2019 and the historical audited consolidated financial statements of Arco for the year ended December 31, 2019, which includes the consolidated the Positivo’s statements of operations for the period from November 1, 2019 to December 31, 2019. The unaudited pro forma condensed consolidated statement of operations gives effect to the Positivo Acquisition as if it had been consummated on January 1, 2019.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

Pro forma adjustments were made to reflect:

•	the Positivo Acquisition;

•	changes in the carrying value of certain assets and liabilities at their estimated fair values;

•	changes in amortization expenses resulting from fair value adjustments to intangible assets;

•	increase in interest expense resulting from the outstanding accounts payable to selling shareholders in connection with the Positivo Acquisition;

•	elimination of non-recurring M&A expenses incurred with Positivo Acquisition;

•	reclassification adjustments to conform Positivo’s line items classification to Arcos’s classification;

•	adjustment to conform Positivo’s accounting policies to Arcos’s accounting policies; and

•	tax effects on the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for information purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the Positivo Acquisition occurred on the dates indicated, nor are they indicative of future consolidated results of operations or financial condition. The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and the historical combined carve-out financial statements of Positivo. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

The audited consolidated financial statements of Arco and the unaudited interim condensed consolidated financial statements of Positivo from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared and using the measurement and disclosure principles of IFRS.

We expect to incur integration costs and synergies from the consolidation of Positivo. The unaudited pro forma condensed consolidated financial information does not reflect any future integration costs or synergies that my result from the consolidation of Positivo.

The pro forma information presented, including allocation of the purchase price, is based upon our final estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions.

Additionally, the purchase price was monetarily updated by the CDI rate up to the closing of the Positivo Acquisition, and a final determination of the fair value of assets acquired and liabilities assumed on the Positivo Acquisition was based on the actual net tangible and intangible assets and liabilities of Positivo that existed in the closing date. Accordingly, the pro forma purchase price adjustments presented reflect any final purchase price adjustments.

Unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2019

(amounts in thousands of reais, except per share data)

			Pro forma adjustments
	Arco Historical (1)	Positivo Historical (2)	M&A adjustments		Carve out transactions adjustments (8)	Reclassifications (9)	Total pro forma

Net revenue	572,837	321,559	-		(9,891)	-	884,505
Cost of sales	(117,258)	(87,750)	4,944	(3)	17,351	(8,527)	(191,240)
Gross profit	455,579	233,809	4,944		7,460	(8,527)	693,265
Selling expenses (*)	(199,780)	(61,068)	(48,461)	(4)	(1,375)	5,160	(305,524)
General and administrative expenses	(191,438)	(53,245)	26,482	(5)	(8,052)	3,367	(222,886)
Other income, net	(6,287)	45	-		(3)	-	(6,245)
Operating profit	58,074	119,541	(17,035)		(1,970)	-	158,610
Finance income	72,047	3,973	-		(82)	-	75,938
Finance costs	(170,855)	(1,078)	(43,335)	(6)	280	-	(214,988)
Finance result	(98,808)	2,895	(43,335)		198	-	(139,050)
Share of loss of equity-accounted investees	(1,800)	-	-		-	-	(1,800)
Profit before income taxes	(42,534)	122,436	(60,370)		(1,772)	-	17,760
Income taxes	33,103	(41,229)	20,526	(7)	959	-	13,359
Profit for the period	(9,431)	81,207	(39,844)		(813)	-	31,119

Basic earnings per common share – in R$ (reais)
Class A	(0.18)						0.60
Class B	(0.18)						0.60
Diluted earnings per common share – in R$ (reais)
Class A	(0.18)						0.60
Class B	(0.18)						0.60

(*) For Positivo, this line includes the sum of Selling expenses and allowance for doubtful accounts.

Notes to unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2019

(amounts in thousands of reais, except per share data)

(1)	Represents the audited historical consolidated statement of operations of Arco for the year ended December 31, 2019.

(2)	Represents the unaudited historical interim condensed combined carve-out statement of income of Positivo for the ten-month period ended October 31, 2019.

(3)	Reflects the elimination of amortization of historical intangible assets recorded by Positivo in cost of sales.

(4)	Reflects the adjustment to amortization expenses resulting from the fair value adjustments to intangible assets in the Positivo Acquisition. The amounts allocated to intangible assets with definitive lives in the purchase price allocation for the Positivo Acquisition, based upon our final estimates of fair value, are as follows:

	Estimated useful lives (in years)	Estimated fair value	Estimated amortization expense

Customer relationships	8.8	176,019	(16,668)
Trademark	20	327,791	(13,658)
Educational system	10	210,480	(17,540)
Literature books	10	7,145	(595)
Non-compete agreement	5	5,440	(907)
		726,875	(49,368)
Pro forma adjustments:
Selling expenses			(48,461)
General and administrative expenses			(907)

(5)	Reflects (i) the adjustment to amortization expense resulting from the fair value adjustment to intangible assets allocated to non-compete agreement in the Positivo Acquisition of R$ 907; and (ii) the elimination of non-recurring M&A expenses (acquisition related costs) related to the Positivo Acquisition recorded in the statement of operations by Arco of R$ 27,389.

(6)	Reflects the estimated adjustment to finance costs resulting from the interest expense from the monetary indexation by the CDI rate on the deferred amounts payable in installments of the purchase consideration.

(7)	Reflects the estimated income taxes effects on the pro forma adjustments considering the statutory rate of 34%.

(8)	At closing date, November 1, 2019, through negotiation between the parties, some operations and assets were excluded from the acquired business. Thus, revenues, cost of sales, expenses, financial results and taxes have been adjusted to reflect specifically the business acquired by Arco. In addition, there were adjustments in intangibles and accounts receivable to reflect Arco’s accounting policies.

(9)	Represents reclassification of some editorial charges such as copyright expenditures that according to Arco’s accounting policy is classified as cost of sales.

(10)	The following table reflects the pro forma profit and share data used in the basic and diluted pro forma EPS calculations:

	December, 2019
	Class A	Class B	Total

Profit attributable to equity holders of the parent	14,450	16,669	31,119
Weighted average number of common shares outstanding (thousands)	23,938	27,614
Effects of dilution from:
Share-based compensation plan (thousands)	337	-
Basic earnings per share - R$ (reais)	0.60	0.60
Diluted earnings per share - R$ (reais)	0.60	0.60